# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mountain Crest Acquisition 6 Corp., CIK 0002109876
CUSIP: G62980100
Title of class of securities: Ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: 524 Broadway, 11th Floor, New York, New York (NY), 10012
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002116124

## Reporting persons
- Mountain Crest Holdings 6 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,596,429; shared voting power 0; sole dispositive power 2,596,429; shared dispositive power 0; aggregate amount beneficially owned 2,596,429 (29.98% of the class)
  Comment: See Item 4 for additional information.
- Suying Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,596,429; shared voting power 0; sole dispositive power 2,596,429; shared dispositive power 0; aggregate amount beneficially owned 2,596,429 (29.98% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Mountain Crest Acquisition 6 Corp.
Address of issuer's principal executive offices: 524 Broadway, 11th Floor, New York, NY 10012

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Mountain Crest Holdings 6 LLC, a Delaware limited liability company (the "Sponsor") and (ii) Suying Liu ("Dr. Liu" and, collectively with the Sponsor, the "Reporting Persons").

The Sponsor and Dr. Liu have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Dr. Liu have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Dr. Liu are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal place of business of each of the Reporting Persons is 524 Broadway, 11th Floor, New York, NY 10012.
Citizenship: Mountain Crest Holdings 6 LLC is a Delaware limited liability company. Dr. Liu is a citizen of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 25, 2026, the Sponsor is the record holder of 2,596,429 shares of ordinary shares, par value $0.0001 per share (the Ordinary Shares") of Mountain Crest Acquisition 6 Corp. (the "Issuer"). As a result of the foregoing, the Sponsor beneficially owns approximately 29.98% of the outstanding Ordinary Shares of the Issuer as of June 25, 2026. Ownership percentages are based on 8,661,429 Ordinary Shares issued and outstanding as of June 25, 2026, as disclosed by the Issuer directly to the Reporting Persons. Dr. Liu is the manager of the Sponsor and has voting and dispositive power over the securities held of record by the Sponsor. Dr. Liu disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
Percent of class: 29.98%
Sole power to vote or to direct the vote:
Mountain Crest Holdings 6 LLC - 2,596,429 Ordinary Shares

Suying Liu - 2,596,429 Ordinary Shares
Shared power to vote or to direct the vote:
Mountain Crest Holdings 6 LLC - 0

Suying Liu - 0
Sole power to dispose or to direct the disposition:
Mountain Crest Holdings 6 LLC - 2,596,429 Ordinary Shares

Suying Liu - 2,596,429 Ordinary Shares
Shared power to dispose or to direct the disposition:
Mountain Crest Holdings 6 LLC - 0

Suying Liu - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Mountain Crest Holdings 6 LLC: /s/ Suying Liu, Suying Liu/Sole Manager (06/25/2026)
- Suying Liu: /s/ Suying Liu, Suying Liu (06/25/2026)